

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Richard Ackerman
Chief Executive Officer
Big Rock Partners Acquisition Corp.
2645 N. Federal Highway, Suite 230
Delray Beach, FL 33483

> **Re: Big Rock Partners Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed May 20, 2021**
> **File No. 333-252479**

Dear Mr. Ackerman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2021 letter.

Amendment No. 4 to Registration Statement on Form S-4

Cover page

1. We refer to prior comment 1. Please revise the cover page to explain what steps you and the parties would take in the event of a delisting prior to the meeting and/or closing of the merger. Explain how investors would be informed.

Proposal No. 7 - The Adjournment Proposal, page 170

2. With reference to your disclosure on page F-36, we note that your amended charter requires that you consummate a Business Combination by May 24, 2021. Accordingly, please revise Proposal No. 7 to limit the duration of the adjournment so that it does not extend beyond May 24, 2021 or advise.

General

3. We refer to prior comment 12. As stated during our telephone conversation with your counsel earlier today, we have concerns with respect to the manner and timing by which you plan to disseminate the joint proxy/prospectus in relation to the BRPA shareholder meeting and closing of the merger, which are both scheduled for Monday, May 24, 2021. Accordingly, we make no representation as to the sufficiency of the time that you plan to provide the BRPA shareholders: (i) to make an informed voting decision on the proposals; and (ii) to make an informed investment decision with respect to conversion of their shares. In addition, we make no representation as to whether the manner or timing of the delivery to the NeuroRx holders satisfies the delivery requirements under the Securities Act.

You may contact Tracie Mariner at (202) 551-3744 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at (202) 551-4224 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey M. Gallant, Esq.